EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Three Months Ended
	April 1, 2018	April 2, 2017
Earnings:

Income before income taxes	$449,231	$168,361

Add (deduct):

Fixed charges	36,674	27,702
Amortization of capitalized interest	269	233
Capitalized interest	(1,299)	(984)

Earnings as adjusted	$484,875	$195,312

Fixed Charges:

Interest expensed and capitalized	$32,454	$24,954
Amortization of deferred debt issuance costs	399	398
Portion of rents representative of the interest factor (a)	3,821	2,350

Total fixed charges	$36,674	$27,702

Ratio of earnings to fixed charges	13.22	7.05

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.